[Sprott Physical Silver Trust letterhead]

January 21, 2016

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Sprott Physical Silver Trust
Application for Withdrawal of Registration
Statement on Form F-10, File No. 333-204467

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Sprott Physical Silver Trust (the “Trust”), a closed-end mutual fund trust established under the laws of the Province of Ontario managed by Sprott Asset Management LP (the “Manager”), hereby respectfully requests that its Registration Statement on Form F-10, originally filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2015, File No. 333-204467, as amended on June 22, 2015, June 29, 2015, July 7, 2015, July 24, 2015, August 4, 2015, August 18, 2015, August 28, 2015, August 28, 2015, September 4, 2015, September 10, 2015, September 17, 2015, September 18, 2015, October 9, 2015, October 29, 2015, November 2, 2015, November 4, 2015, November 20, 2015, November 23, 2015, December 4, 2015 and December 16, 2015, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Trust originally filed the Registration Statement with the Commission in connection with the offer (the “Offer”) to purchase all of the issued and outstanding units (the “SBT Units”) of Silver Bullion Trust (“SBT”), other than any SBT Units held directly or indirectly by Sprott Asset Management Silver Bid LP (the “Offeror”), a limited partnership created under the laws of the Province of Ontario that is owned and controlled by the Manager.  As announced on January 16, 2016, the conditions to the Offer were not satisfied on January 15, 2016 and the Offer has expired.  As a result, the Trust requests that the Registration Statement be withdrawn.  The Trust did not issue or sell any of its units pursuant to the Registration Statement.

The Trust respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Trust as an offset of all or a portion of the fee due for any subsequent filing by the Trust.

Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

If you have any questions regarding the foregoing application for withdrawal, please telephone Christopher J. Cummings or Edwin S. Maynard of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Manager and to the Trust, at (212) 373-3434 or (212) 373-3024, respectively.

Sincerely,

SPROTT PHYSICAL SILVER TRUST

/s/ John Wilson
Name:	John Wilson
Title:	Chief Executive Officer